PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL
[redacted]

03045499

12 December 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   25 November – New Conservative Imprint at Penguin Group…..
   3 December – Su-Mei Thompson appointed Managing Director, FT Asia Pacific
   9 December – Statement regarding Peter Jovanovich……
   9 December – Pearson will announce its December trading update …..
   9 December – Pearson wishes you a happy holiday season…….
   11 December – Pearson wins $200 million GMAT® contract

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Company Secretary

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Press releases

print version

25 November 2003

New Conservative Imprint at Penguin Group (USA) to be called Sentinel

New York, New York - Susan Petersen Kennedy, President of Penguin Group (USA), and David Shanks, CEO, announced today that the company's new imprint for conservative books will be called Sentinel. Adrian Zackheim, the founder and publisher of Sentinel, will launch the imprint with five titles in Fall 2004.

Mr. Zackheim said, "Since April, when David and Susan gave me the mandate to start this imprint, I've been looking for books that will stand on their own merits while representing a diversity of right-of-center opinions on politics, public policy, culture and international affairs. With the help of our new editor, Bernadette Malone, and with David's informal but invaluable guidance, we've acquired some very exciting books for our first season and beyond."

Mr. Zackheim added that he chose the name Sentinel because it symbolizes a tough-minded defense of America's fundamental values and national interests. The imprint will publish approximately 12 to 15 new books per year, in both hardcover and trade paperback.

Sentinel's first list will include:

> Great Pretenders: How Liberals Hurt the Ones They Claim They're Helping
> by Mona Charen (November 2004)
> A nationally syndicated columnist dismantles the left's record on domestic policy, just as Charen's previous book, the New York Times bestseller Useful Idiots, did on foreign policy.
>
> The Fifth Column: The Secret Islamic Terror Network in the United States
> by Harvey Kushner with Bart Davis (October 2004)
> From a prominent terrorism expert, a disturbing look at the shocking growth of forces within the U.S. that are supporting and enabling future attacks.
>
> Home-Alone America: The Danger to Children Without a Stay-at-Home Parent
> by Mary Eberstadt (December 2004)
> A research fellow at the Hoover Institution explores recent trends in two-career couples, divorce, and the breakdown of the extended family, and the impact of these trends on childhood obesity, learning disabilities, sexually transmitted diseases, and other problems.
>
> A Matter of Character: Inside the White House of George W. Bush
> by Ronald Kessler (August 2004)

A veteran journalist and bestselling author draws on his exclusive access to Bush Administration officials to explain how the President's personal character has shaped every aspect of his administration.

Beacon of Liberty: A Patriot's History of the United States by Larry Schweikart and Michael Allen (September 2004) Two historians offer a comprehensive guide to American history, without the distorting bias of political correctness.

Mr. Zackheim has a long track record of publishing books by notable conservatives, including Margaret Thatcher, Newt Gingrich, and Bob Dole. He noted that the launch of Sentinel will not affect his role as the founder and publisher of Portfolio, Penguin Group's business book imprint, which has published six Wall Street Journal business bestsellers and one New York Times nonfiction bestseller in its first year.

Bernadette Malone, who joined Sentinel as an editor in June, was previously with Regnery Publishing in Washington DC, where she edited three New York Times bestsellers on conservative themes. Her writing has also appeared in National Review and The Weekly Standard, and she remains affiliated with the Manchester (NH) Union Leader, whose editorial page she edited before joining Regnery.

Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Puffin, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson plc, the international media company.

Further information

Marilyn Ducksworth, Penguin Group (USA), (212) 366-2564
Dave Zimmer, Penguin Group (USA), (212) 366-2687
Will Weisser, Sentinel, (212) 366-2613

Press releases

03 December 2003

Su-Mei Thompson appointed Managing Director, FT Asia Pacific

London - The Financial Times has appointed Su-Mei Thompson as Managing Director, Asia Pacific, and to the management board of the Financial Times.

Su-Mei Thompson joined the Financial Times in May 2003 as Commercial Director for Asia Pacific, and is based in Hong Kong,

In the last six months, working closely with John Ridding, Editor and Publisher of the Financial Times in Asia, she has led the development of the Financial Times's commercial strategy in the region, introduced zhongwen.ft.com, the FT's Chinese language website in June and launched the FT's first dedicated Asia edition in print and on-line in September.

Prior to joining the FT, Su-Mei Thompson held senior commercial roles at Disney and Asiacontent.com. She holds degrees from Oxford and Cambridge Universities, and an MBA from IMD in Lausanne.

Olivier Fleurot, Chief Executive of the Financial Times commented;

"I'm delighted to welcome Su-Mei to the FT Management Board. The launch of our new Asia edition is an important strategic development for us as we become a truly global media organisation. Su-Mei will be a very valuable member of our management team, and play a key role in our mission to be the best provider of global business news, comment and analysis in print and on-line."

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 21 cities across the globe, has a daily circulation of over 460,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper.

Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.8 million unique monthly visitors, generating over 65 million page views and has over 57 000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Further information

Joanna Manning-Cooper
+44 (0) 207 873 4447

Press releases

09 December 2003

Statement regarding Peter Jovanovich, chief executive of Pearson Education

Pearson, the international media company, announces that Peter Jovanovich, Chief Executive of Pearson Education, will take a leave of absence from the business for a few months on medical advice.

During this period, Pearson Education's divisional presidents will report to Marjorie Scardino, Pearson's Chief Executive.

Marjorie Scardino said:

"Peter has been wrestling with a recurring pulmonary disorder for some time. His doctors now believe he needs a period of rest to aid his recovery. Peter fully intends to return to work as soon as possible. We will continue to be in touch with him and make sure he is focused only on a speedy recovery, while our strong team of education executives continues to run the business to the high standards they are all used to."

For further information:

Luke Swanson / Charlotte Elston Pearson
+ 44 (0) 20 7010 2310

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09 December 2003

Pearson will announce its December trading update on Tuesday December 16

Pearson will release its December trading update on Tuesday December 16 at 07:00 GMT.

UK Conference call - 09:30 GMT

Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, will host a conference call for UK analysts and investors at 09:30 GMT on the day. This call will be audiocast live and provided on demand here.

To participate in the UK call, please use tel. 0800 387 772 in the UK, passcode 490191#. Participants outside of the UK should use tel. +44 1296 480 180, passcode 490191#. We recommend that you dial in 5 minutes before conference call starts.

US Conference call - 09:30am ET (14:30 GMT)

Marjorie and Rona will also host a conference call for US analysts and investors at 09:30 ET (14:30 GMT) on the day. To participate, please call toll free 1 888 339 2688, passcode 21255680. International callers please use tel. +1 617 847 3007, passcode 21255680. We recommend that you dial in 5 minutes before conference call starts.

The US call will be audiocast live and on demand here.

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09 December 2003

Pearson wishes you a happy holiday season through the Crisis Christmas Challenge

Pearson has been a supporter of Crisis, one of the UK's largest charities for the homeless, for a number of years.

This holiday season, we are again participating in Crisis' Christmas Challenge where companies are asked to donate their Christmas card budgets to Crisis.

We're proud that the *Financial Times* donates a double-page each year to run a Crisis announcement detailing all participating companies.

This year Pearson has donated £20,000, and the Challenge has raised over £550,000 to date, helping to give homeless people a doorway to walk through, not just one to sleep in this Christmas.

Pearson wishes you holiday greetings at http://www.crisis.org.uk/christmas/Pearson.swf

For more information on Crisis, go to http://www.crisis.org.uk/christmascardchallenge

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11 December 2003

Pearson wins $200 million GMAT® contract

Pearson, the international media and education company, today announced that it has been selected as the prime contractor for a seven-year, $200 million contract to develop and administer the Graduate Management Admission Test® (GMAT®) exam worldwide.

Beginning in January 2006, the GMAT® exam will be available at more than 400 Pearson VUE test centres in 96 countries. As part of the agreement with the Graduate Management Admission Council® (GMAC®), Pearson VUE will expand its network of test centres to include more locations in major markets throughout the world.

The GMAC® is a not-for-profit educational association composed of leading business schools from around the world committed to creating access to graduate business education. Currently used or required by more than 1,700 graduate business programs for admission, the GMAT® exam is the most widely used assessment - and most reliable predictor - of a candidate's ability to succeed academically in graduate business studies. Approximately 230,000 GMAT® exams are taken each year.

"GMAC's faith in us is a great compliment," said Bob Whelan, vice president and general manager of Pearson VUE. "We're very pleased to have been selected to deliver this prestigious exam. The consistency and control offered by our testing network is tailor-made for the needs of organizations involved in admissions and qualifications testing."

"The GMAT® will remain the international gold-standard assessment tool for management education," said David A. Wilson, president and CEO of the Graduate Management Admission Council®. "This partnership will allow us to better serve the graduate management education community in the future by increasing global reach, advancing security measures, and providing flexible access to test information."

About Pearson VUE

Pearson VUE (www.pearsonvue.com) is the electronic testing business of Pearson Education, the world's leading education company. Its customers include global technology companies such as Microsoft, IBM, Cisco and Sun Microsystems as well as the US National Council of State Boards of Nursing, the National Association of Securities Dealers, the Driving Standards Agency (DSA) of Great Britain and the Driver and Vehicle Testing

Agency (DVTA) of Northern Ireland.

Pearson also provides educational testing services for more than 20 US states and the US Department of Education and is one of the major academic and vocational testing organizations in the UK through a partnership with Edexcel, a leading examinations board.

Further information

Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2311